UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Commission File Number:  0-29840

FREEGOLD VENTURES LIMITED

(Translation of registrant’s name into English)

2303 WEST 41ST AVENUE VANCOUVER, BRITISH COLUMBIA  V6M 2A3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F __X___   Form 40-F_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note:

Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note:

Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes:  _____       No:  __X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82- ___________.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

___Freegold Ventures Limited_______

Registrant

_____”Taryn Downing”____________

Taryn Downing (Corporate Secretary)

_____April 4, 2005_________________

Date

FREEGOLD VENTURES LIMITED

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of the Shareholders of Freegold Ventures Limited (the "Company") will be held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3 on Tuesday, April 26, 2005 at 10:00 a.m. (Vancouver time) for the following purposes:

1.

To receive and consider the Annual Report prepared by the Directors of the Company, the financial statements of the Company for the fiscal year ended December 31, 2004, and the auditors’ report thereon.

2.

To re-appoint Staley, Okada & Partners, Chartered Accountants, as auditors for the ensuing year and to authorize the Directors to fix their remuneration.

3.

To elect Directors for the ensuing year.

4.

To approve, by disinterested shareholders, the Company’s 2005 Stock Option and Incentive Plan (the “2005 Plan”) which shall be limited to 10% of the issued shares of the Company at the time of any granting of incentive securities.

5.

To approve, by disinterested shareholders, potential investments of the Company in certain reporting companies that are affiliated to the Company, being:  Pacific North West Capital Corp., CanAlaska Ventures Ltd. and El Nino Ventures Inc.

6.

To approve, by special resolutions, that:

a)

The Notice of Articles of the Company be altered to remove the application of the pre-existing company provisions, through the filing of a Notice of Alteration;

b)

Subject to paragraph (c) below, the solicitors for the Company are authorized and directed to prepare and electronically file the Notice of Alteration with the Registrar of Companies; and

c)

The Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company’s record office.

7.

To adopt the following special resolutions, that:

a)

The existing Articles of the Company be deleted in their entirety and the form of Articles presented at the Meeting be adopted as the Articles of the Company; and

b)

The alterations made to the Company’s Articles shall take effect upon deposit of this resolution into the Company’s Minute Book.

8.

To adopt the following special resolutions, that:

a)

the maximum number of common shares of the Company that the Company is authorized to issue be increased from 100,000,000 common shares without par value to an unlimited number of common shares without par value;

b)

the Notice of Articles of the Company be altered accordingly;

c)

subject to paragraph (d) below, the solicitors for the Company are authorized and directed to prepare and electronically file the Notice of Alteration with the Registrar of Companies; and

d)

the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company’s record office.

9.

To approve the hours for inspection of the Company’s records to be between the hours of 10:00 a.m. and 12:00 p.m. on normal business days in the Province of British Columbia.

10.

To transact any other business which may properly come before the Meeting.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 29th day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

"Harry Barr"

Harry Barr

Chairman and Chief Executive Officer

FREEGOLD VENTURES LIMITED

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting of the Shareholders of Freegold Ventures Limited (the "Company") will be held at 2303 West 41st Avenue, Vancouver, British Columbia, V6M 2A3 on Tuesday, April 26, 2005 at 10:00 a.m. (Vancouver time) for the following purposes:

1.

To receive and consider the Annual Report prepared by the Directors of the Company, the financial statements of the Company for the fiscal year ended December 31, 2004, and the auditors’ report thereon.

2.

To re-appoint Staley, Okada & Partners, Chartered Accountants, as auditors for the ensuing year and to authorize the Directors to fix their remuneration.

3.

To elect Directors for the ensuing year.

4.

To approve, by disinterested shareholders, the Company’s 2005 Stock Option and Incentive Plan (the “2005 Plan”) which shall be limited to 10% of the issued shares of the Company at the time of any granting of incentive securities.

5.

To approve, by disinterested shareholders, potential investments of the Company in certain reporting companies that are affiliated to the Company, being:  Pacific North West Capital Corp., CanAlaska Ventures Ltd. and El Nino Ventures Inc.

6.

To approve, by special resolutions, that:

a)

The Notice of Articles of the Company be altered to remove the application of the pre-existing company provisions, through the filing of a Notice of Alteration;

b)

Subject to paragraph (c) below, the solicitors for the Company are authorized and directed to prepare and electronically file the Notice of Alteration with the Registrar of Companies; and

c)

The Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company’s record office.

7.

To adopt the following special resolutions, that:

a)

The existing Articles of the Company be deleted in their entirety and the form of Articles presented at the Meeting be adopted as the Articles of the Company; and

b)

The alterations made to the Company’s Articles shall take effect upon deposit of this resolution into the Company’s Minute Book.

8.

To adopt the following special resolutions, that:

a)

the maximum number of common shares of the Company that the Company is authorized to issue be increased from 100,000,000 common shares without par value to an unlimited number of common shares without par value;

b)

the Notice of Articles of the Company be altered accordingly;

c)

subject to paragraph (d) below, the solicitors for the Company are authorized and directed to prepare and electronically file the Notice of Alteration with the Registrar of Companies; and

d)

the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company’s record office.

9.

To approve the hours for inspection of the Company’s records to be between the hours of 10:00 a.m. and 12:00 p.m. on normal business days in the Province of British Columbia.

10.

To transact any other business which may properly come before the Meeting.

It is important that your shares be represented at this Meeting to ensure a quorum.  If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting.  Instructions regarding the appointment of a proxy or representative are contained in the Information Circular.

DATED at Vancouver, British Columbia this 29th day of March, 2005.

BY ORDER OF THE BOARD OF DIRECTORS

"Harry Barr"

Harry Barr

Chairman and Chief Executive Officer

FREEGOLD VENTURES LIMITED

2303 West 41st Avenue

Vancouver, British Columbia  V6M 2A3

Telephone No.:  604-685-1870  Fax No.: 604-685-6550

INFORMATION CIRCULAR

as at March 8, 2005 (except as indicated)

This information circular (“Information Circular”) is provided in connection with the solicitation of proxies by the management of FREEGOLD VENTURES LIMITED (the “Company”) for use at the Annual General and Special Meeting of the shareholders of the Company (the “Meeting”) to be held on Tuesday, April 26, 2005, at the Company’s Executive Office located at 2303 West 41st Avenue, Vancouver, British Columbia, at 10:00 a.m. (Vancouver time) and at any adjournments thereof for the purpose set forth in the enclosed Notice of Annual General and Special Meeting (“Notice of Meeting”).

The solicitation of proxies is intended to be primarily by mail but may also be made by telephone, telegraph or other electronic means of communication or in person by the directors and officers of the Company.  The cost of such solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

The individuals named in the accompanying form of proxy are directors and/or officers of the Company.  A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM OR HER AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.  Such a shareholder should notify the nominee of his or her appointment, obtain his or her consent to act as proxy and instruct him or her on how the shareholder’s shares are to be voted.  In any case, the form of proxy should be dated and executed by the shareholder or his/her attorney authorized in writing, or if the shareholder is a company, under its corporate seal, or by an officer or attorney thereof duly authorized.

A proxy will not be valid for the Meeting or any adjournment thereof unless the completed, signed and dated form of proxy is delivered to the office of CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia, V6C 3K9, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the commencement of the Meeting.

REVOCATION OF PROXIES

A proxy may be revoked at any time prior to the exercise thereof.  If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person.  In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his or her attorney authorized in writing and deposited with CIBC Mellon Trust Company, 1600 – 1066 West Hastings Street, P.O. Box 1900, Vancouver, British Columbia V6C 3K9, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting.  Where a proxy has been revoked, the shareholder may personally attend at the Meeting and vote his or her shares as if no proxy had been given.

VOTING OF PROXIES

The persons named in the enclosed form of proxy have indicated their willingness to represent, as proxyholders, the shareholders who appoint them.  Each shareholder may instruct his or her proxyholder how to vote his or her shares by completing the blanks in the form of proxy.

Shares represented by properly executed proxy forms in favour of the persons designated on the enclosed proxy form will be voted or withheld from voting on any poll in accordance with instructions made on the proxy forms, and, if a shareholder specifies a choice as to any matters to be acted on, such shareholder’s shares shall be voted accordingly.  In the absence of such instructions, the management designees, if named as proxy, will vote in favour of all matters set out thereon.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments and variations to matters identified in the Notice of Meeting and with respect to any other matters which may properly come before the Meeting.  At the time of printing this Information Circular, the management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

VOTING BY NON-REGISTERED SHAREHOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered shareholders” because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators  of self-administered RRSP’s, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the offices of the Company as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares, which they beneficially own.  Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder’s name in the blank space provided.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form  is to be delivered.

RECORD DATE

The Company has set the close of business on March 8, 2005, as the record date (the “Record Date”) for the Meeting.  Only the registered holders of shares, and those beneficial holders entitled to receive notice pursuant to NI 54-101 through their intermediaries, as at that date, are entitled to receive notice of and to vote at the Meeting unless after that date a shareholder of record transfers his or her shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he or she owns such shares, requests at least ten (10) days prior to the Meeting that the transferee’s name be included in the list of shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Management of the Company are soliciting proxies by issuance of the within circular.  As such, all directors and executive officers, their present offices, and their shares beneficially owned in the Company, directly or indirectly are as follows:

Name	Office	Number of Shares
Harry Barr	Director, Chairman	933,320(1)
Colin Bird	Director, President	179,722
Bernard Barlin	Director	Nil
Hubert Marleau	Director	Nil
Hans von Michaelis	Director	7,500
Gordon Steblin	Chief Financial Officer	Nil
Taryn Downing	Secretary	Nil
J. Kristina Walcott(2)	VP, Business Development	23,000

(1)

Of the 933,320 shares owned by Harry Barr, 220,850 shares are owned directly; 289,375 shares are owned by Canadian Gravity Recovery Inc., a corporation wholly owned by Mr. Barr; and 423,095 shares are owned by 293020 BC Ltd., a corporation wholly owned by Mr. Barr.

(2)

Ms. Kristina Walcott was appointed VP, of Business Development on March 5, 2005.

Other than as specifically discussed in this Information Circular, no director or senior officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, with the exception that certain directors and officers have been granted stock options.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The holders of the Company’s common shares of record at the Record Date are entitled to vote such shares at the Meeting on the basis of one vote for each common share held.  The Company is authorized to issue 100,000,000 common shares without par value (the “shares”) of which 29,917,205 shares are issued and outstanding as of the Record Date.

To the knowledge of the management of the Company, the following beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Shareholder Name and Address	Number of Shares Held	Percentage of Issued Shares
CDS & Company 25 Esplanade Box 1038, Station A Toronto, ON M5E 1W5	20,565,197	68.7%

Notes

(1)

CDS & Co. is a depository, the Company has no knowledge as to the beneficial ownership of these shares.

(2)

The information as to the shares beneficially owned by CDS is not within the knowledge of the Company and has been extracted from the registrar of shareholders maintained by the registrar and transfer agent for the Company’s shares.

EXECUTIVE COMPENSATION

The following terms have the meanings set out below:

Chief Executive Officer (“CEO”) means each individual who served as chief executive officer of your company or acted in a similar capacity during the most recently completed financial year.

Chief Financial Officer (“CFO”) means each individual who served as chief financial officer of your company or acted in a similar capacity during the most recently completed financial year.

Long Term Incentive Plan (“LTIP”) means a plan providing compensation intended to motive performance over a period greater than one financial year.  LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale.

Named Executive Officers (“NEOs”) means the following individuals:

(a) each CEO; (b) each CFO; (c) each of the Company’s three most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

Stock Appreciation Rights (“SARs”) means a right, granted by a company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities.

Summary Compensation Table

The following table sets forth all compensation for all years indicated in respect of the individuals who were, the NEOs as of December 31, 2004.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
Name and Principal Position (a)	Year Ended (b)	Salary(1) ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	All Other Compen-sation ($) (i)
Harry Barr Chairman & CEO	2004 2003 2002	103,680 103,680 97,290	20,960 20,600 Nil	Nil Nil Nil	190,000(3) 500,000(4) 150,000(3)	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Gordon Steblin, CFO	2004 2003 2002(2)	30,313 35,315 600	11,400 Nil Nil	Nil Nil Nil	100,000 60,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

(1)   Fees paid through a service Company.

(2)   Gordon Steblin was appointed CFO October 1, 2002.

(3)   These stock options were granted to Canadian Gravity, a wholly-owned company of Mr. Barr.

(4)   250,000 of these stock options were granted to Canadian Gravity Recovery Inc., a wholly-owned company of Mr. Barr.

The remaining 250,000 stock options were granted to Mr. Barr directly.

Options/SARs Granted to NEOs During the Most Recently Completed Financial Year

Details of options to purchase the Company’s common shares granted to the NEOs during the financial year ended December 31, 2004 are set out in the following table:

Name	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Harry Barr, CEO	190,000	8.76%	$0.40 / $0.50(1)	$0.36	Nov. 5, 2009
Gordon Steblin, CFO	100,000	4.61%	$0.40 / $0.50(1)	$0.36	Nov. 5, 2009

(1)

Exercise price of these stock options is $0.40 if exercised in years one, two and three and $0.50 if exercised in years four and five.

Aggregated Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year End Option/SARs Values

The table below sets out, on an aggregate basis, the number of common shares of the Company acquired through stock options by the NEOs under the Company’s Stock Option Plan during the financial year ended December 31, 2004 and the number and value of unexercised options as at December 31, 2004.

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized(1) ($) (c)	Unexercised Options/SARs at FY-End (#) Exercisable/Unexercisable (d)	Value of Unexercised in-the-Money Options/SARs at FY-End ($)(2) Exercisable/Unexercisable (e)
293020 BC Ltd.	Nil	Nil	0/81,000	Nil
Canadian Gravity Recovery Inc.	Nil	Nil	526,667/144,333	Nil
Harry Barr, CEO	Nil	Nil	0/6,250	Nil
Gordon Steblin, CFO	Nil	Nil	176,666/64,584	Nil

(1)

Aggregate Value Realized is the difference between the market price of the Corporation’s common shares on the date of exercise and the option exercise price, multiplied by the number of common shares acquired.

(2)

Value of Unexercised Options is equal to the difference between the closing price of the common shares of the Corporation on the TSX on December 31, 2004 of $0.36 and the exercise price of options outstanding, multiplied by the number of shares purchasable under such options.

Option and SARs cancelled/expired to NEOs during the most recently completed financial year.

During the year ended December 31, 2004 there were no options cancelled or expired to NEOs.

Option and SAR Repricings

During the financial year ended December 31, 2004 no options to NEOs were repriced.

LTIPs – Awards in Most Recently Completed Financial Year

The Company currently has no LTIP, which would provide compensation intended to motivate performance over a period greater than one financial year.

Defined Benefit or Actuarial Plan Disclosure

The Company does not have defined benefit or actuarial plans.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the year ended December 31, 2004, Harry Barr received $124,640 for management services and Gordon Steblin received $41,713 for accounting services.

Existing Incentive and Stock Compensation Plans

The Company has two existing incentive and stock compensation plans which have previously been approved by the shareholders.  These two plans, which are detailed below, will be maintained separate and apart from the 2005 SOI Plan being placed before shareholders for approval at the Meeting (refer to Item 4. 2005 Stock Option and Incentive Plan under “Particulars of Matters to be Acted Upon”).

(a)

Stock Option Plan Amended May 20, 2004

The Company’s existing stock option plan, as amended May 20, 2004 (the “2004 Plan”) provides that the aggregate number of shares of the Company that may be issued under the 2004 Plan shall not exceed 5,258,341 shares.

		Percentage of Issued and Outstanding Shares as of March 8, 2005
Shares issued upon exercise of incentive stock options	25,000	0.08%
Shares reserved for issuance pursuant to unexercised incentive stock options	4,670,750	15.61%
Unallocated shares available for future grants of incentive stock options	562,591	1.88%
TOTAL	5,258,341	17.56%

The 2004 Plan was adopted to advance the interests of the Company and its shareholders by affording key personnel, upon whose judgment, initiative and effects the Company rely for the successful conduct of the Company’s business, an opportunity for investment in the Company and the incentive advantages inherent in the share ownership in the Company.  The 2004 Plan authorizes the Board to grant options to key personnel selected by the Board, upon considering criteria such as employment position or other relationship with the Company, duties and responsibilities, ability, productivity, length of service or association, morale, interest in the Company, recommendations by supervisors and other matters.

The 2004 Plan is administered by the Board in accordance with the terms of the 2004 Plan.  Pursuant to the 2004 Plan, the Board may grant options to key personnel upon such terms and conditions as the Board may determine in accordance with the terms of the 2004 Plan.  The Board will determine the option price (which must comply with TSX policies) and the term of the options, which may be up to 10 years in length.  Vesting provisions may be included at the discretion of the Board.  The total number of options granted to insiders may not exceed 10% of the issued and outstanding shares of the Company in any 12 month period and no insider may be granted options exceeding 5% of the issued and outstanding shares of the Company in any 12 month period.  Pursuant to the 2004 Plan, the maximum number of shares reserved for any on individual may not exceed 5% of the issued and outstanding share capital of the Company at the date of grant.  If an optionee’s relationship with the Company is terminated for cause, then such person’s options will terminate on the same day that the relationship ceases.  If an optionee’s relationship with the Company is terminated for any reason other than cause or death, then such person’s options will terminate on the same day that the relationship ceases unless the Board specifically allows an additional 30 day exercise period.  Upon death of an optionee, such optionee’s options may be exercised by the estate of the optionee for one year from the date of death or such longer period as the Board may determine at the time of grant of the options.

The 2004 Plan may be amended by the Board as it may deem proper and in the best interests of the Company, subject to prior approval of the TSX, provided that no such amendment shall impair any option previously granted under the 2004 Plan.

The Company intends to continue with 2004 Plan until all allowable options have been granted.  Thereafter, the Company shall grant options pursuant to the 2005 SOI Plan, assuming the Company receives shareholder approval of the 2005 SOI Plan.

(b)

Previously Approved Performance Shares

In 2003 and 2004, the shareholders approved the issuance of an aggregate of 2,187,482 nominal value performance shares (872,897 in 2003; 1,314,585 in 2004).  To date none of those performance shares have been issued.  At the time of shareholder approval in 2003, the 872,897 shares represented 5% of the Company’s then issued and outstanding shares.  At the time of shareholder approval in 2004, the 1,314,585 shares represented 5% of the Company’s then issued and outstanding shares.  As at March 8, 2005 the 2,187,482 performance shares represent 7.3% of the Company’s issued and outstanding shares.

These performance shares shall be issued at the discretion of the Board to such arm’s length parties as the Board considers desirable to attract to the Company particular expertise, management experience, operations experience, financial capacity, industry profile and other such characteristics in the discretion of the Board. Vesting provisions may be imposed at the discretion of the Board at the date of issuance.  The value of the performance shares shall be determined by the Board in its sole discretion at the date of issuance.  The total number of performance shares granted to any one individual may not exceed 5% of the Company’s issued and outstanding shares at the date of issuance. As at March 8, 2005 400,000 performance shares have been allotted but not issued, which shares shall vest as to 50,000 shares on September 5, 2005, and as to 50,000 every six months thereafter.  These 400,000 performance shares represent 1.34% of the Company’s issued and outstanding shares as at March 8, 2005.

The above 2,187,482 performance shares are separate from any performance shares that may be issued under the 2005 SOI Plan.

Composition of the Compensation Committee

The Compensation Committee is comprised of Colin Bird, Hubert Marleau, and Hans von Michaelis.  Mr. Bird is a “related” Director and Mr. Marleau and Mr. von Michaelis are “unrelated” Directors.  The Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

Report on Executive Compensation

The Company’s executive compensation program is administered by the Board of Directors and is designed to provide incentives for the enhancement of shareholder value.  The overall objectives are to attract and retain qualified executives critical to the success of the Company, to provide fair and competitive compensation, to align the interest of management with those of shareholders and to reward corporate and individual performance.  The compensation package has been structured so as to link shareholder return, measured by the change in the share price, with executive compensation through the use of stock options as the primary element of variable compensation.  The Company does not currently offer long-term incentive plans or pension plans to its executive officers.

The relative emphasis of the Company on cash compensation options, SARs securities purchase programs, shares or units that are subject to restrictions on resale and other incentive plans is variable.  The Company’s cash compensation to named executive officers tends to remain more or less constant, while any options, SARs security purchase programs are left to the discretion of the Board of Directors and therefore may fluctuate from year to year.

The Company takes into consideration the issuance of options, SARs, shares and units the grants made in previous years and the number that remain outstanding along with the amount of options remaining issuable under the Company’s Stock Option Plan.

The Company bases the compensation for the Company’s executive officers on the years of service with the Company, responsibilities of each officer and their duties in that position.  The Company also bases compensation on the performance of each officer.  The Company believes that stock options can create a strong incentive to the performance of each officer and is intended to recognize extra contributions and achievements towards the goals of the Company.

The Company’s Board of Directors, while determining cash compensation to the CEO takes into consideration the extensive experience in the mining industry, responsibilities and duties as CEO, as well as personal risks and contributions to the Company’s success.  The CEO receives a base cash compensation that the Company feels is in line with that paid by similar companies in North America; however no formal survey was completed by the Compensation Committee or the Board of Directors.

Compensation of Directors

Through the end of 2004, the directors of the Company did not receive compensation from the Company and/or its subsidiaries in their capacity as directors.  Commencing January 1, 2005 the directors will be remunerated as follows: $1,500 per quarter, $500 per directors meeting and $500 per committee meeting.

During the year ended December 31, 2004 a total of $124,640 was paid to a company controlled by Harry Barr, Chairman, CEO and Director of the Company for management services.

The following graph illustrates the Company’s five year cumulative total shareholder return considering a $100 Investment – December 31, 1999 to December 31, 2004.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers or employees of the Company or persons who were directors, executive officers or employees of the Company at any time during the Company’s last completed financial year, none of the proposed nominees for election of directors of the Company and none of the associates or affiliates of such persons are or have been indebted to the Company (or its subsidiaries) at any time since the beginning of the last completed financial year ending December 31, 2004.  Furthermore, none of such persons were indebted to a third party during such period where their indebtedness was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	17,070,843	0.45	562,591
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	17,070,843	N/A	562,591

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company or other informed person, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which, in either case, has or will materially affect the Company, except as disclosed herein or elsewhere in this Information Circular.

Office Space

The Company has an office space lease agreement with a private company controlled by an officer and Director.  The lease is for a period of five years commencing July 1, 2001, with an annual basic rent of $25,272.

RE-APPOINTMENT OF AUDITORS

Staley Okada & Partners, Chartered Accountants will be nominated at the Company’s Annual General and Special Meeting for re-election as the Company’s auditors for the ensuing year.  Remuneration of Staley Okada & Partners is to be determined by the Company’s Board of Directors. Staley, Okada & Partners have been auditors of the Company since July 5, 2000.

MANAGEMENT CONTRACTS

No management functions of the Company or any subsidiary are to any substantial degree performed by a person other than the directors or executive officers of the Company or subsidiary, except as disclosed herein.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company.  The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  The Company’s general approach to corporate governance is summarized below.  The Board from time to time has reviewed the guidelines for improved corporate governance in Canada adopted by the TSX (the ”Exchange Guidelines”).  More detailed information regarding the Company’s compliance with the fourteen (14) specific Exchange Guidelines is set out in Schedule “A” hereto.

The Board is currently composed of five directors.  All the proposed nominees are current directors.

The Exchange Guidelines suggest that the Board of Directors of every listed company should be constituted with a majority of individuals who qualify as “unrelated” directors.  An “unrelated” director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding.  In addition, where a company has a significant shareholder, the Exchange Guidelines suggest that the Board of Directors should include a number of directors who do not have interests in either the Company or the significant shareholder.  Of the proposed nominees, three are considered by the Board to be “unrelated” within the meaning of the Exchange Guidelines.

Mandate of the Board of Directors

The mandate of the Board, as prescribed by applicable corporate law, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company.  In doing so, the Board oversees the management of the Company’s affairs directly and through its committees.  In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company’s overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure the Company’s proposed actions accord with shareholder objectives; reviewing succession planning; assessing management’s performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders’ equity interests through the optimum utilization of the Company’s capital resources.

Meetings of the Board

The Board plans to meet at least quarterly to review, among other things, the performance of the Company.  Results are compared and measured against a previously established plan and performance in prior years.  The Board also holds a meeting each year to review and assess the Company’s financial budget and business plan for the ensuing year and its overall strategic objectives.  This process establishes, among other things, benchmarks against which the Board may measure the performance of management.  Other meetings of the Board are called to deal with special matters as circumstances require.

Committee Responsibilities and Activities

Committees of the Board are in integral part of the company’s governance structure.  There are three standing committees (the “Committees”), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings.  The Committees facilitate effective Board decision-making by providing recommendations to the Board on matters within their respective responsibilities.  The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below:

Audit Committee

The Audit Committee is comprised of  Hubert Marleau, Hans von Michaelis and Bernard Barlin who are financially literate in accordance with National Securities Legislation.

The Exchange Guidelines recommend that an audit committee be comprised only of outside directors.

The Audit Committee reviews and recommends to the Board for approval the annual financial statements and the annual report of the Company.  The quarterly financial statements of the Company are reviewed by the Audit Committee and the Board.  In addition, the Audit Committee is charged with the responsibility of monitoring the integrity of the Company’s internal controls and management information systems.  For the purposes of performing these duties, the members of the Audit Committee have the right, at all times, to inspect all of the books and financial records of the Company and to discuss with management and the auditors of the Company any accounts, records and matters relating to the financial statements of the Company.

Additional information regarding the audit committee may be found in Item 16A of the Company’s Form 20F dated March 29, 2005 filed on SEDAR at www.sedar.com.

Compensation Committee

The Compensation Committee is comprised of Colin Bird, Hubert Marleau, and Hans von Michaelis.  Mr. Bird is a “related” director and Mr. Marleau and Mr. von Michaelis are “unrelated” directors.  The Compensation Committee periodically reviews the compensation paid to directors, management, and employees based on such factors as time commitment, comparative fees paid by other companies in the industry in North America and level of responsibility and the Company’s current position as an exploration company with limited operating revenue.

Corporate Governance Committee

The Corporate Governance Committee is responsible for reviewing matters relating to corporate governance and making recommendations to the Board with respect thereto.

This Committee meets at least once annually.  Currently, the members are Hubert Marleau, Hans von Michaelis and Bernard Barlin who also constitute the Company’s Audit Committee.

Nomination and Assessment

The Board determines new nominees to the Board, although a process has not been adopted.  The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and CEO.  The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity.  Management is expected to execute the Company’s business plan and to meet performance goals and objectives.

PARTICULARS OF MATTERS TO BE ACTED UPON

1.

Annual Report and Financial Statements

The Board of Directors has approved all of the information in the Annual Report of the Company, including the audited financial statements for the year ended December 31, 2004.  A copy of the Annual Report, including the audited financial statements, is enclosed with this Information Circular.

2.

Re-Appointment of Auditors

Shareholders of the Company will be asked to vote for the re-appointment of Staley, Okada & Partners, Chartered Accountants, of Vancouver, British Columbia, as the Company's auditors, to hold office until the next Annual General Meeting of the shareholders, at a remuneration to be fixed by the directors.  Staley, Okada & Partners have been auditors of the Company since July 5, 2000.

3.

Election of Directors

The size of the Board of Directors is currently five.

It is proposed that the below-stated nominees be elected at the Meeting as directors of the Company for the ensuing year.  The persons designated in the enclosed form of proxy, unless instructed otherwise, intend to vote for the election of the nominees listed below to the Board of Directors.  Each director elected will hold office until the close of the next Annual General Meeting, or until his successor is duly elected or appointed, unless his office is earlier vacated.

Management of the Company does not contemplate that any of the nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons designated in the enclosed form of proxy reserve the right to vote for other nominees in their discretion.

The following table sets out the names of management’s nominees for election as directors, all offices in the Company each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a Director of the Company and the number of shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at March 8, 2005.

Name, Municipality of Residence and Position Held	Principal Occupation for the Past Five Years	Director of the Company Since	Shares Beneficially Owned or Controlled Mar 8/05(1)
Harry Barr Vancouver, BC Canada Chairman, CEO, & Director	Chairman of CanAlaska Ventures Ltd. (2004-present); President & CEO of CanAlaska Ventures Ltd. (1989–2004); Director of CanAlaska Ventures Ltd. (1989-present); President, CEO, & Director of Pacific North West Capital Corp. (1996 – present); Director of El Nino Ventures Inc. (1999 – present) and President of El Nino Ventures Inc. (2003-present).	1985	933,320(6)
Colin Bird(3)(5) Camberley, UK President & Director	Managing Director of Lion Mining Finance Ltd. (1995–present); President & Director of MIT Ventures Corp. (1996–present) and Director of various other mining companies.	1996	179,722

Bernard Barlin(2)(4)(5) UK Director	Director of CanAlaska Ventures Ltd. (1989–present); Director of Pacific North West Capital Corp. (2000–present); and Director of El Nino Ventures Inc. (2004-present).	1989	Nil
Hubert Marleau Montreal, Canada(2)(3)(4)(5) Director	President & CEO of Palos Capital Corp. (1998–present); Director of CanAlaska Ventures Ltd. (1996–present); Chairman of Marleau, Lemire Inc. (1989–1998) and Director of several other companies.	1996	Nil
Hans von Michaelis(2)(3)(4)(5) Colorado, US Director	President of Randol International Ltd. (1977-present); Director of Morgain Minerals Inc. (2005-present).	2003	7,500

Notes:

(1)

This information has been furnished by the respective directors.

(2)

Denotes member of the Audit Committee.

(3)

Denotes member of the Compensation Committee

(4)

Denotes member of the Corporate Governance Committee

(5)

Unrelated director

(6)

Of the 933,320 shares owned by Harry Barr, 220,850 shares are owned directly; 289,375 shares are owned by Canadian Gravity Recovery Inc., a corporation wholly owned by Mr. Barr; and 423,095 shares are owned by 293020 BC Ltd., a corporation wholly owned by Mr. Barr.

Harry Barr, Bernard Barlin, Colin Bird, and Hubert Marleau are also directors of CanAlaska Ventures Ltd. and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of CanAlaska Ventures Ltd.

Harry Barr and Bernard Barlin are also directors of Pacific North West Capital Corp. and as members of the Board of Directors of such company, one of them will be empowered to vote the shares of Pacific North West Capital Corp.

4.

2005 Stock Option and Incentive Plan

Disinterested shareholders of the Company (being those shareholders who are not Insiders of the Company as that term is defined under the policies of the TSX) will be asked to approve, by simple majority of the disinterested shareholders, the Company’s new 2005 Stock Option and Incentive Plan (the “2005 SOI Plan”).  Insiders beneficially own 1,120,542 common shares of the Company which will be excluded for the purposes of the disinterested shareholder approval.  Concurrent with seeking shareholder approval, the Company is also seeking approval of the 2005 SOI Plan from the TSX.  Both shareholder approval and TSX approval are required before the 2005 SOI Plan may be implemented.

2005 SOI Plan - General

The purpose of the 2005 SOI Plan is to attract and retain the best available personnel for positions with the Company, to provide incentives and awards to eligible persons under the plan, and to promote the success of the Company’s business.  Incentive benefits that may be granted under the 2005 SOI Plan include:  stock options (tax qualified and non-tax qualified); stock awards, restricted stock, stock appreciation rights, performance shares/units; grant or sale of compensation related restricted shares or deferred shares, cash awards or other incentives that may be determined by the Board in future.

The 2005 SOI Plan will be administered by the Board in accordance with the terms of the 2005 SOI Plan.

The 2005 SOI Plan provides that the maximum aggregate number of shares of the Company which may be awarded under the 2005 SOI Plan will be 10% of the issued and outstanding capital of the Company, as such may be from time-to-time.  The 2005 SOI Plan will take effect March 31, 2005 and terminate on March  31, 2015 (subject to shareholder and TSX approvals).

Incentives under the 2005 SOI Plan may be granted only to such directors, officers, employees, consultants, advisors or other eligible participants as determined by the Board (collectively, the “Participants”).  No individual may receive incentive grants exceeding 5% of issued capital of the Company, unless specifically authorized by the Board and permitted by applicable laws and exchange policies.

The 2005 SOI Plan may be amended by the Board at any time, without shareholder approval subject to the following amendments requiring shareholder approval, as required by law or exchange policies:  an increase in the fixed percentage of shares subject to the 2005 SOI Plan and any change in the definition of Participant (i.e., persons that may receive options or awards under the 2005 SOI Plan).

The Board may make amendments such as repricing and extending non-insider options.

If required by TSX policy to which the Company is subject, repricing or extension of Incentive agreements to insiders shall require shareholder approval.

Stock Options

The Board may grant options to Participants to purchase common shares of the Company upon such terms and conditions as the Board may determine.  The option price will be at fair market value, as determined by the Board in accordance with applicable laws and exchange policies.  Unless otherwise specified, the term of each option will be five years from the date of grant with any vesting provisions being set at the discretion of the Board.  In most circumstances, an option will be exercisable for a period of three months after an employee ceases to be an employee, where such termination of employment is voluntary, (only with respect to options that are vested on such date of termination of employment).  The options will terminate on the date an employee’s employment by the Company is terminated, if such termination is for cause.  Where employment has been terminated due to disability or death, the options will be exercisable for six months from the date of termination of employment or death with respect only to options that are vested on the date of termination of employment or death, as the case may be.

Any grant of option may provide for payment to the optionee of dividend equivalents or accretions thereon in cash or shares on a current, deferred or contingent basis or the Board may provide that any dividend equivalent may be credited against the option price.  Any grant of an option may provide that payment of the option price may be made in the form of restricted shares or other shares that are not subject to risk of forfeiture or restrictions on transfer in the manner determined by the Board.  Any grant may allow for deferred payment of the option price through a sale and remittance procedure whereby the Participant will sell the common shares through a Company-designated brokerage firm, which firm then will forward directly to the Company from the proceeds of sale of the shares, the aggregate option price payable for the purchased shares.

Subject to applicable laws and exchange policies, the Board may, in its discretion, assist any Participant in the exercise of awards under the 2005 SOI Plan by authorizing the Company to provide a loan to the Participant (not to exceed the exercise price plus tax liability incurred in connection therewith), permitting the Participant to pay the exercise price in installments, authorizing the Company to guarantee a loan obtained by the Participant from a third party, or granting a cash bonus to the Participant to enable the Participant to pay tax obligations arising from an award.  Any such loans may be forgiven by the Company at the discretion of the Board.

Restricted Shares

Restricted shares will be sold or transferred by the Company to a Participant at a price which may be below fair market value or for no payment at all, but are subject to restriction on their sale or other transfer by the Participant and such shares will be escrowed until such time as the restrictions are removed.  The number of restricted shares that may be transferred or sold by the Company, the sale price, and the restrictions set on such shares will all be determined by the Board at the time of grant.

Deferred Shares

Deferred shares are an award of the right to receive shares at the end of a specified deferral period, upon fulfillment during the deferral period of pre-set performance conditions, all of which terms and conditions will be determined by the Board at the time of grant or sale of the deferral shares.

Performance Shares

Performance shares or units may be issued to a Participant upon the achievement of specified objectives set by the Board upon terms and conditions set by the Board.

The text of the resolution which is proposed for approval is as follows:

“RESOLVED, BY DISINTERESTED SHAREHOLDER APPROVAL, THAT:

1.

the Company’s 2005 Stock Option and Incentive Plan (the “2005 Plan”) is hereby consented to and approved; and

2.

the Board of Directors of the Company is hereby authorized to implement the 2005 Plan.”

5.

Potential Investments by the Company in Affiliated Companies

The Company from time to time in the past has invested funds in CanAlaska Ventures Ltd., Pacific North West Capital Corp. and El Nino Ventures Inc., reporting companies which are affiliated with the Company by virtue of these companies each having common directors with the Company, common shareholders with the Company and existing inter-corporate investments with the Company.

The Company may wish to undertake one or more investments in any of these three companies during the ensuing year and accordingly the Company will seek shareholder approval, by a simple majority of disinterested shareholders (being those shareholders who are not directors, senior officers or holders of 10% or more of the outstanding shares of any of CanAlaska Ventures Ltd., Pacific North West Capital Corp. or El Nino Ventures Inc.), to permit the Company to invest in any of these three companies so long as such investment, in management’s opinion, is in the best interests of the Company and so long as the Company maintains sufficient working capital and project capital for ongoing operations.

Any such transaction will be subject to the prior approval of the TSX which may include specific shareholder approval of the transaction contemplated.

6.

Compliance with Business Corporations Act, British Columbia

On March 29, 2004, the British Columbia Legislature enacted the Business Corporations Act, (the “New Act”) and repealed the Company Act, which previously governed the Company.  The New Act streamlines many issues pertaining to how companies are formed and managed.  All pre-existing British Columbia companies are required to adapt to the New Act.  To do so, there are three steps: (i) first is to file a Transition Application with the British Columbia Registrar of Companies, which the Company will do prior to the Meeting; (ii) Shareholders must then approve the removal of what are known as “pre-existing company provisions” from the Notice of Articles that forms part of the Transition Application; and (iii) Shareholders then adopt a new form of Articles that takes advantage of various provisions of the New Act.

The Notice of Articles, filed with the Transition Application, is a replacement to the Company’s existing Memorandum, and sets out such items as the Company’s authorized share capital and the names and addresses of the Company’s directors.  “Pre existing company provisions” are matters set out in the Company’s current Articles which conflict with various provisions of the New Act.  A company remains subject to its pre-existing company provisions until the Shareholders remove these provisions by special resolution.

At the Meeting, Management will ask the Shareholders to approve, by special resolution, that:

(a)

the Notice of Articles of the Company be altered to remove the application of the pre-existing company provisions, through the filing of a Notice of Alteration;

(b)

subject to paragraph (c) below, the solicitors for the Company are authorized and directed to prepare and electronically file the Notice of Alteration with the Registrar of Companies; and

(c)

the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company’s record office.

At the Meeting, Management will ask the Shareholders to adopt the following special resolutions, that:

(a)

the existing Articles of the Company be deleted in their entirety and the form of Articles presented at the Meeting be adopted as the Articles of the Company; and

(b)

the alterations made to the Company’s Articles shall take effect upon deposit of this resolution into the Company’s Minute Book.

At the Meeting, Management will also ask the Shareholders to approve, by ordinary resolution, that:

(a)

pursuant to section 46 of the Business Corporations Act, persons, other than a current director of the Company, may only inspect the Company’s records at the Company’s records office between the hours of 10:00 a.m. and 12:00 p.m. on normal business days in the Province of British Columbia.

A complete copy of the Company’s proposed new Articles will be available for review at the Meeting, and for a period of ten days prior thereto, at the Company’s offices at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3.

7.

Increase in Authorized Capital

The new Business Corporations Act permits a company to have an unlimited number of shares as its authorized share capital.  Accordingly, at the Meeting, Management will ask the Shareholders to approve, by special resolution, that:

(a)

the maximum number of common shares of the Company that the Company is authorized to issue be increased from 100,000,000 common shares without par value to an unlimited number of common shares without par value;

(b)

the Notice of Articles of the Company be altered accordingly;

(c)

subject to paragraph (d) below, the solicitors for the Company are authorized and directed to prepare and electronically file the Notice of Alteration with the Registrar of Companies; and

(d)

the Notice of Alteration shall not be filed with the Registrar of Companies unless and until this resolution has been received for deposit at the Company’s record office.

ADDITIONAL INFORMATION

Additional information relating to the Company concerning the Company and its operations is available on SEDAR at www.sedar.com.  Financial information concerning the Company is provided in its comparative financial statements and management’s discussion and analysis for the Company’s most recently completed financial year.  Copies of this information are available either on SEDAR or by contacting the Company at its offices located at 2303 West 41st Avenue, Vancouver, British Columbia V6M 2A3; phone 604-685-1870; fax 604-685-6550.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of Directors of the Company.

OTHER BUSINESS

Management of the Company is not aware of any matter to come before the Meeting other than the matters referred to in the Notice of the Meeting.  However, if any other matter properly comes before the Meeting, the accompanying form of proxy confers discretionary authority to vote with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters that properly may come before the Meeting.

Dated this 29th day of March, 2005

ON BEHALF OF THE BOARD OF DIRECTORS

“Harry Barr”

Harry Barr

Chairman & CEO

Schedule “A” to the Information Circular

of Freegold Ventures Limited

TSX Corporate Governance Committee Guidelines	Comments
1. The Board should explicitly assume responsibility for the stewardship of the Company and specifically for:

  The Board has assumed responsibility for the stewardship of the Company by overseeing the management and operations of the business of the Company and supervising management, which is responsible for the day-to-day conduct of the business.

  The above complies with the TSX Guidelines.

(a) adoption of a strategic planning process

  The Board has assumed responsibility for ensuring there are long-term goals and strategies in place for the Company, such goals and strategies are prepared by management and reviewed with the Board on an annual basis and are a component of the Board’s annual agenda.

  The Board, as a whole, participates in discussions on corporate strategy and, if appropriate, approves the strategies and implementation plans recommended by management.

  In addition, the Board provides periodic guidance throughout the year in the development of corporate strategies based on the strategic plan and annual business plans.

  The above complies with the TSX Guidelines.

(b) identification of principal risks and implementation of appropriate risk-management systems

  The Board, in conjunction with management, determines the principal risks associated with the Company’s business based on the knowledge of the industry, the regulatory and competitive environment within which the Company operates, and general economic conditions.

  The above complies with the TSX Guidelines.

(c) succession planning, including appointing, training and monitoring senior management	The Board takes responsibility for appointing those members of senior management who become officers of the Company. The above complies with the TSX Guidelines

(d) communications policy

  The Board has implemented appropriate systems to ensure complete, timely and effective communications between the Company, its shareholders, the public regulatory agencies.

  The above complies with the TSX Guidelines.

(e) integrity of internal control and management information systems

  The Audit Committee reviews and approves methods relating to financial controls and oversees the financial reporting process in accordance with Canadian generally accepted accounting principles.

  The above complies with the TSX Guidelines.

2. Majority of directors are “unrelated”

  An “unrelated” director under the Guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interests of the Company other than interests arising from shareholding.  Where a company has a significant shareholder, in addition to a majority of “unrelated” directors, the Board  should include a number of directors who do not have interests or relationships with either the Company or the significant shareholder.

  The Company has two directors who are "related" directors and three directors who are "unrelated" directors and accordingly does comply with the TSX Guidelines.

3. Disclose whether each director is “unrelated”	Harry Barr and Colin Bird are related due to holding a management position. Bernard Barlin, Hubert Marleau, and Hans von Michaelis are unrelated. The above complies with the TSX Guidelines.
4. Appoint a committee responsible for appointment/assessment of directors, composed of a majority of unrelated directors.

  The Company does not at this time have a specific committee responsible for the appointment or assessment of directors.  These functions are addressed by the Board as a whole as necessary.

  This period in ITF’s development does not warrant the foregoing, therefore this does not comply with the TSX Guidelines.

5. Implement a process for assessing the effectiveness of the Board, its committees and individual directors.

  The Company does not have at this time a specific process established for assessing the effectiveness of its directors.

  This period in ITF’s development does not warrant the foregoing, therefore this does not comply with the TSX Guidelines.

6. Provide orientation and education programmes for new directors.

  The Board is composed of experienced corporate directors.

  The President of the Board and the Corporate Governance Committee, will periodically select special educational topics for presentation and discussion at Board meetings or seminars, which deal with the business and regulatory environment,  new technology and other matters relating to the Company’s business.

  The above complies with the TSX Guidelines.

7. Consider reducing the size of the board, with a view to improve effectiveness

  Upon consideration of reduction of the size of the board, the board has decided that the current size of the Board provides for effective meetings and communications while maintaining a diversity of views and appropriately representing shareholders’ interests.

  The above complies with the TSX Guidelines.

8. Review compensation of directors in light of risks and responsibilities

  The Board and the Compensation Committee periodically review the compensation and benefits of the directors.  In this regard, time commitments, compensation by other similar organizations and the responsibilities of directors in general are considered factors.

  The Company intends to also ensure that directors’ compensation aligns the Board with the interests of shareholders, through the promotion of increased share ownership and performance-based long-term incentive compensation.

  The above complies with the TSX Guidelines.

9. Committees of the Board of Directors should generally be composed of outside directors, a majority of whom are unrelated directors.

  The Company intends to review the composition of its committees to arrange for every committee to consist of a least a majority of “unrelated” directors”.

  The Company’s committees consist of a majority of unrelated directors.

  The above complies with the TSX Guidelines.

10. Appoint a committee responsible for determining the Company’s approach to corporate governance issues.	The Board has established a Corporate Governance Committee to be responsible for governance issues. The above complies with the TSX Guidelines.
11. Define limits to management’s responsibilities by developing mandates for: (a) the Board (b) the executive officer

  The Board has a broad responsibility for supervising the management of the business and affairs of the Company.  The Board has a framework for delegation of responsibilities from the Board to executive management.

  There are terms of reference for the Chairman or President, who serves as the chief executive officer.  As well, their annual performance objectives, which are reviewed and approved by the Board, will constitute their mandate and further define the responsibilities of management.

  The Board reviews the performance of the Chairman and/or President against such annual objectives.

  The above complies with the TSX Guidelines.

12. Establish procedures to enable the Board to function independently of management.

  The Board holds sessions without management present at Board meetings where appropriate.

  The independence of the Board is further enabled through the separation of the positions of Chairman and President.

  Each of the Committees has specific authority to retain external advisors, as appropriate (at the expense of the Company).

  Members of the Board can request at any time a meeting restricted to outside members of the Board for the purpose of discussing matters independently of management.

  The above complies with the TSX Guidelines.

13.

Establish an Audit Committee with a specifically defined mandate, with all members being unrelated directors and the Board should adopt a charter for the audit committee which sets out the specific roles and responsibilities.

  The Audit Committee is composed of unrelated directors, and is responsible for reviewing audit functions and the preparation of financial statements, and reviewing and recommending for approval to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management’s discussion and analysis and prospectuses.

  The specific roles and responsibilities of the Audit Committee and the members thereof are understood by the Audit Committee members and the Board.  A formal charter has not been adopted as such, but is under consideration.

  The Audit Committee ensures that management has effective internal control systems and an appropriate relationship with the external auditors and meets regularly with them, without management present.

  The above complies with the TSX Guidelines.

14. Implement a system to enable individual directors to engage outside advisors, at the Company’s expense.

  In addition to the authority of committees to retain external advisors in connection with their responsibilities, individual directors may engage outside advisors at any time (at the expense of the Company)  to provide advice with respect to a corporate decision or action.

   The above complies with the TSX Guidelines.

Proxy

Type of Meeting: **Annual General and Special Meeting**
Name of Company: **Freegold Ventures Limited**
Meeting Date: **April 26, 2005**
Meeting Time: **10:00 a.m.**
Meeting Location: **2303 West 41st Avenue, Vancouver, BC V6M 2A3**

The undersigned Member of the Company hereby appoints, Harry Barr, Chairman of the Company, or failing this person, Taryn Downing, Secretary of the Company, or in the place of the foregoing, ______________________________, (Please Print the Name) as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the meeting of the Members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said meeting, or any adjournment thereof.

Resolutions (for full detail of each item, please see the enclosed notice of meeting)

	For	Withhold
1. Re-appoint Staley, Okada & Partners as the Company's Auditors	_____	_____
2. To elect Directors for the ensuing year		
(a) Harry Barr	_____	_____
(b) Colin Bird	_____	_____
(c) Hubert Marleau	_____	_____
(d) Bernard Barlin	_____	_____
(e) Hans von Michaelis	_____	_____

	For	Against
3. To approve the 2005 stock option and incentive plan	_____	_____
4. To approve potential investments in affiliated companies	_____	_____
5. To approve the removal of the pre-existing company provisions through the Notice of Alteration	_____	_____
6. To approve the adoption of New Articles	_____	_____

The undersigned Member hereby revokes any proxy previously given to attend and vote at said meeting.

Please sign here: ____

Date: ____

This proxy form is not valid unless it is signed and dated. If someone other than the Member of the Company signs this proxy form on behalf of the named Member of the Company, documentation acceptable to the Chairman of the meeting must be deposited with this proxy form, authorizing the signing person to do such.

To be represented at the meeting, this proxy form must be received at the office of "CIBC Mellon Trust Company" by mail or by fax no later than forty eight ("48") hours prior to the time of the meeting. The mailing address of CIBC Mellon Trust Company, 1600-1066 West Hastings Street, PO Box 1900, Vancouver, British Columbia, V6C 3K9 and its fax number is (604) 688-4301.

For	Against
7. To increase the common shares from 100,000,000 without par value to an unlimited number of common shares without par value	______	______
8. To set the hours for inspection of the Company records	______	______

1. **This Proxy is solicited by the Management of the Company.**

2. (i) ***If the Member wishes to attend the meeting to vote on the resolutions in person,*** please register your attendance with the Company's scrutineers at the meeting.

   (ii) ***If the Member has its securities held by its financial institution and wishes to attend the meeting to vote on the resolutions in person***, please cross off the management appointee name or names, insert the Member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form. At the meeting a vote will be taken on each of the resolutions as set out on this proxy form and the Member's vote will be counted at that time.

3. ***If the Member can not attend the meeting but wishes to*** vote on the resolutions, the Member can ***appoint another person***, who need not be a Member of the Company, to vote according to the Member's instructions. To appoint someone other than the person named, please cross off the management appointee name or names and insert your appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no choice on a resolution is specified by the Member, this proxy form confers discretionary authority upon the Member's appointed proxyholder.

4. ***If the Member can not attend the meeting but wishes to*** vote on the resolutions and to ***appoint one of the management appointees*** named, please leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. Where no choice is specified by a Member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.

5. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Member on any ballot of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted by the nominee appointed as the nominee in its sole discretion sees fit.

6. If the Member votes on the resolutions and returns the proxy form, the Member may still attend the meeting and vote in person should the Member later decide to do so. To attend the meeting, the Member must revoke the proxy form by sending a new proxy form with the revised instructions.

THE PROXYHOLDER MAY AT HIS DISCRETION VOTE UPON ANY AMENDMENT OR VARIATION OF THE ABOVE MATTERS OR ANY OTHER MATTERS THAT MAY PROPERLY BE BROUGHT BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. (THE SHAREHOLDER MAY REVOKE THIS DISCRETION BY PLACING HIS INITIALS IN THE SPACE PROVIDED IMMEDIATELY BELOW).

Voting discretion denied ____________________________